

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 21, 2018**
> **File No. 024-10801**

Dear Mr. George:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2018 letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1. Refer to our prior comments regarding the signature requirements of Form 1-A. Please review the "Instructions to Signatures" section of Form 1-A. Indicate who is signing in the capacity of the Company's principal financial officer and principal accounting officer.

2. We note your response to comment 2. It appears you are trying to state that the Company entered into an agreement with Troptions Corporation whereby Troptions Corporation would promote your services. Explain to us how that agreement led to the Company

holding "Troptions" as an investment, and explain why Troptions Corporation would purchase landline service agreements from you. Tell us the nature of the agreement including the consideration provided and received by both parties.

Additionally, you state that the press releases were issued by Troptions. We note, however, that you provide links on your website to the press releases, and it is not clear why Troptions would issue press releases stating that your Company is "Set for Huge Potential Growth Due to Advertising." Please clarify in your response letter.

 Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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